Exhibit 4.18

DESCRIPTION OF CAPITAL STOCK

The following description of BioPharmX Corporation capital stock is only a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated by-laws, which are subject to future amendment in accordance with the provisions thereof.

General

BioPharmX is authorized to issue 460,000,000 shares of all classes of capital stock, of which 450,000,000 shares is common stock, $0.001 par value per share, and 10,000,000 shares are undesignated preferred stock, $0.001 par value per share. As of February 29, 2020, BioPharmX had 18,278,219 outstanding shares of common stock and no outstanding shares of preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of BioPharmX common stock are entitled to receive dividends out of funds legally available if the board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of BioPharmX common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. BioPharmX has not provided for cumulative voting for any matter in its certificate of incorporation. Accordingly, pursuant to the certificate of incorporation, holders of a majority of the shares of our common stock will be able to elect all of BioPharmX’s directors.

No Preemptive or Similar Rights

BioPharmX common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding-up, the assets legally available for distribution to BioPharmX stockholders would be distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Options

As of February 29, 2020, BioPharmX had outstanding options to purchase an aggregate of 1,206,286 shares of common stock, with a weighted-average exercise price of $3.98 per share.

Warrants

As of February 29, 2020, BioPharmX had outstanding warrants to purchase an aggregate 2,644,708 shares of common stock, with a weighted-average exercise price of $7.98 per share.

Registration Rights

In connection with BioPharmX’s August 2016 private placement offering and issuance of convertible notes, the holders of common stock underlying such convertible notes (the ‘‘2016 Shares’’) were entitled to rights with respect to the registration of such 2016 Shares under the Exchange Act. In connection with BioPharmX’s September 2016 public offering of warrants, or the 2016 Warrants, to Roth Capital Partners and certain designees of Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, the holders of common stock underlying such warrants were entitled to rights with respect to the registration of such shares under the Securities Act. In January 2017, BioPharmX issued additional warrants, or the 2017 Warrants, to Rodman & Renshaw pursuant to a letter agreement. In September 2016, a shelf registration statement with respect to the 2016 Shares was filed and declared effective by the SEC. In August 2017, a shelf registration statement with respect to the 2017 Warrants was filed and declared effective by the SEC.

We are required to use commercially reasonable efforts to cause such registration statements to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all such common stock has been disposed of pursuant to such registration statement, or (ii) the date on which all such common stock is sold in a transaction that is exempt from registration pursuant to Rule 144 or a transaction in which such selling stockholders’ rights under the registration rights agreement are not assigned; provided, however, that such requirement shall not apply during any period in which all the shares of common stock then outstanding and held by selling stockholders may be sold under Rule 144 without restriction, including volume limitations or manner of sale restrictions.

Preferred Stock

As of February 29, 2020, no shares of BioPharmX preferred stock are issued and outstanding and no such shares were subject to outstanding options or other rights to purchase or acquire. However, shares of preferred stock may be issued in one or more series from time to time by our board of directors, and the board of directors is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of preferred stock. Subject to the determination of our board of directors, any shares of our preferred stock that may be issued in the future would generally have preferences over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up.

Anti-Takeover Effect of Unissued Shares of Capital Stock

Common Stock.  Shares of BioPharmX’s authorized and unissued common stock are available for future issuance without additional stockholder approval. While these additional shares are not designed to deter or prevent a change of control, under some circumstances BioPharmX could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred Stock. BioPharmX’s certificate of incorporation grants our board of directors the authority, without any further vote or action by its stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce BioPharmX’s attractiveness as a target for an unsolicited takeover bid since it could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Anti-Takeover Provisions

The provisions of Delaware law, BioPharmX’s certificate of incorporation and its bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. BioPharmX believes that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire BioPharmX because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

BioPharmX is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

• Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

• The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. BioPharmX expects the existence of this provision to have an anti-takeover effect with respect to transactions its board of directors does not approve in advance. BioPharmX also anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaw Provisions

BioPharmX’s certificate of incorporation and its bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of BioPharmX, including the following:

• Board of Directors Vacancies. The bylaws authorize the board of directors to fill vacant directorships, including newly created seats. This provision could prevent a stockholder from gaining control of our board of directors by filling vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

• Special Meetings of Stockholders. The bylaws provide that special meetings of our stockholders may be called only by a majority of the board of directors or an officer instructed by the directors to call  a special meeting, thus prohibiting a stockholder from calling a special meeting. This provision might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a  majority of our capital stock to take any action, including the removal of directors.

• No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. BioPharmX’s certificate of incorporation and bylaws do not provide for cumulative voting.

• Amendment of Bylaw Provisions. Any of the above provisions in our bylaws may be amended or repealed by unanimous written consent of BioPharmX’s board of directors.

• Issuance of Undesignated Preferred Stock. BioPharmX’s board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables the board of directors to render more difficult or to discourage an attempt to obtain control by merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for BioPharmX common stock is Computershare Trust Company, N.A.

Listing

BioPharmX common stock is listed on the NYSE American market under the trading symbol ‘‘BPMX’’.